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05043221

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The (Wilson) Williams Financial Group dba Williams Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 200
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
SEP 02 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/1/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson H. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The (Wilson) Williams Financial Group, Inc. dba Williams Financial Group, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



SHERI DUGGER
MY COMMISSION EXPIRES
December 27, 2008



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAMS FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2005

WILLIAMS FINANCIAL GROUP, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Williams Financial Group, Inc.

We have audited the accompanying statement of financial condition of Williams Financial Group, Inc. as of June 30, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Williams Financial Group, Inc., as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 3, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WILLIAMS FINANCIAL GROUP, INC.
Statement of Financial Condition
June 30, 2005

ASSETS

Cash and cash equivalents	$ 646,314
Receivable from broker-dealers and clearing organizations	1,105,855
Secured demand note – related party	200,000
Employee advances	91,725
Property and equipment, net of accumulated depreciation of $9,000	7,324
	$2,051,218

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Financial Condition
June 30, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 103,148
Accrued expenses	32,207
Commissions payable	982,364
Due to Parent	182,013
State income taxes payable	4,400
	1,304,132
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	1,704,132
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	150,000
Retained earnings	246,086
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	347,086
	$2,051,218

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commission income	$ 12,017,152
Sale of investment company shares	4,642,203
Gains or (losses) on firm securities trading accounts	3,984,836
Other income	1,277,942
Interest income	506,566
	$22,428,699
Expenses	
Compensation and benefits	2,817,291
Commissions and clearance paid to all other brokers	16,447,221
Communications	593,309
Occupancy and equipment costs	369,250
Promotional costs	243,314
Regulatory fees and expenses	340,288
Interest expense	46,347
Other expenses	1,412,838
	22,269,858
Income before income taxes	158,841
Provision for federal income tax benefit	(43,000)
Provision for state income taxes	(4,400)
Net income	$ 111,441

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2004	$ 1,000	$ 150,000	$ 134,645	$ (50,000)	$ 235,645
Net income			111,441		111,441
Balances at June 30, 2005	$ 1,000	$ 150,000	$ 246,086	$ (50,000)	$ 347,086

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2005

Balance at June 30, 2004	$ 400,000
Increases	-0-
Decreases	-0-
Balance at June 30, 2005	$ 400,000

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:	
Net income	$ 111,441
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	6,308
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(445,026)
Decrease in securities owned at market value	170,268
Decrease in employee advances	34,551
Decrease in receivable from Parent – income tax	20,500
Decrease in other assets	1,271
Increase in accounts payable	14,664
Decrease in accrued expenses	(21,184)
Increase in commissions payable	430,704
Increase in due to Parent	182,013
Decrease in securities sold, not yet purchased	(11,248)
Increase in state income taxes payable	4,400
Net cash provided (used) by operating activities	498,662
Cash flows from investing activities:	
Purchase of property and equipment	(11,838)
Net cash provided (used) by investing activities	(11,838)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	486,824
Cash and cash equivalents at beginning of year	159,490
Cash and cash equivalents at end of year	$ 646,314

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 46,347
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Williams Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas Corporation and is a wholly-owned subsidiary of WFG Holding, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealer.

The Company is a Registered Investment adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and equipment is recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2005 the Company had net capital of approximately $584,094 and net capital requirements of $86,985. The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending June 30	
2006	$ 120,343

Note 4 - Operating Leases, continued

During the year ended June 30, 2005, rent expense of $235,248 was charged to occupancy and equipment costs.

Note 5 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. At June 30, 2005, there was $43,000 due to Parent for income taxes.

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed three months of service and are twenty-one years of age or more. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company's contributions to the plan for the year ended June 30, 2005 were $16,648.

Note 7 - Related Party Transactions

The Company paid the Parent $286,096 during the year ended June 30, 2005 for reimbursement of expenses. This is included in other expenses. The Company also paid the Parent $171,062 for rent. This is included in occupancy and equipment costs as described in Note 4. Salaries and compensation are paid by WFG Management Services, Inc., ("Management"). The Company reimburse management the for those expenses. The Company paid $19,913,943 to management for the year ended June 30, 2005.

Note 8 - Liabilities Subordinated to Claims of General Creditors – Related Party

Borrowings under subordination agreements at June 30, 2005 are as follows:

Liabilities pursuant to secured demand note collateral agreements – 12% interest beginning June 29, 2000, due August 31, 2007, fully collateralized by cash and securities	$ 200,000

Note 8 - Liabilities Subordinated to Claims of General Creditors – Related Party, continued

Subordinated Note to shareholder – 12% interest beginning June 29, 2000, due July 15, 2005	200,000
	$ 400,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company together with others has been named as a defendant in various arbitration proceedings and lawsuits incidental to its securities business that allege violations of Federal and State securities laws and claim damages in excess of $1,600.000 Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

June 30, 2005

Schedule I

WILLIAMS FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 347,086
Add:		
Liabilities subordinated to claims of general creditors		400,000
Total capital and allowable subordinated liabilities		747,086
Deductions and/or charges		
Non-allowable assets:		
Employee advances	$ 91,725	
Property and equipment, net	7,324	
Excess blanket bond deductible	13,000	
Other deductions	50,943	(162,992)
Net capital before haircuts on securities positions		584,094
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 584,094

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 103,148
Accrued expenses	32,207
Commissions payable	982,364
Due to parent	182,013
State income taxes payable	4,400
Total aggregate indebtedness	$ 1,304,132

Schedule I (continued)

WILLIAMS FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 86,985
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 86,985
Net capital in excess of required minimum	$ 497,109
Excess net capital at 1000%	$ 453,681
Ratio: Aggregate indebtedness to net capital	2.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The follow serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's unaudited Focus filing	$ 476,293
Increase due to increase in cash	260,855
Decrease due to increase in accounts payable	(57,768)
Decrease due to increase in commissions payable	(49,886)
Decrease due to increase in federal income taxes	(41,000)
Decrease due to increase in state income taxes payable	(4,400)
Net capital per audited report	$ 584,094

Schedule II

WILLIAMS FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Pershing
National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Williams Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Williams Financial Group, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We did note that the company failed to record a deposit in transit between one of its accounts maintained by its closing broker and one of the Company's bank accounts. The Company had appropriate procedures to track these type transfers, but they were not followed in its instance. The Company intends to force stricter adherence to their procedures in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
August 3, 2005